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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                         FIRST FEDERAL BANCSHARES, INC.
                        (Name of Subject Company (Issuer))

                         FIRST FEDERAL BANCSHARES, INC.
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    32021B103
                      (CUSIP Number of Class of Securities)

                                 James J. Stebor
                      President and Chief Executive Officer
                         First Federal Bancshares, Inc.
                               109 E. Depot Street
                              Colchester, IL 62326
                                 (309) 776-3225
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 with a copy to:
                              Paul M. Aguggia, Esq.
                              Aaron M. Kaslow, Esq.
                      Muldoon Murphy Faucette & Aguggia LLP
                            5101 Wisconsin Avenue, NW
                             Washington, D.C. 20016
                                 (202) 362-0840

                            CALCULATION OF FILING FEE
           TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
               $19,040,000                                 $3,808

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 560,000 of common stock of First Federal Bancshares, Inc. at the maximum tender offer purchase price of $34.00 per share in cash.

[X] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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
       Amount Previously Paid: $3,808                    Form or Registration Number: Schedule TO
       Filing Party: First Federal Bancshares, Inc.      Date Filed: April 16, 2004

[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]


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         This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on April 16, 2004, relating to the issuer tender offer of First Federal Bancshares, Inc., a Delaware corporation, to purchase up to 560,000 shares of its common stock, $0.01 par value per share. First Federal Bancshares is offering to purchase these shares at a price not greater than $34.00 nor less than $31.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 16, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Amendment No. 1 to Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to Tender Offer Statement on Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase and Letter of Transmittal is hereby amended to the extent specifically provided herein.

ITEM 4.  TERMS OF THE TRANSACTION

         1. The fourth paragraph under Section 3 of the Offer to Purchase is amended by adding the following sentence at the end of the paragraph:

              "If you submit multiple letters of transmittal, you may withdraw all or any portion of the shares tendered pursuant to a single notice of withdrawal made in accordance with section 4 of this document."

         2. The third bullet point of the "Material Adverse Change Condition" subsection of Section 7 of the Offer to Purchase is deleted in its entirety.

         3. The final paragraph under Section 11 of the Offer to Purchase is revised to read as follows: "We will use the net cash proceeds we received from the issuance of the trust preferred securities plus cash on hand and dividends from First Federal Bank to fund the costs and expenses of this offer."

ITEM 11. ADDITIONAL INFORMATION.

         1. The Letter of Transmittal is amended by revising the third sentence of Instruction 12 to read as follows:

              "Except as otherwise provided in the Offer to Purchase, First Federal Bancshares also reserves the absolute right to waive any of the conditions to the offer or any defect or irregularity in any tender of shares, provided, however, that if a condition to the offer is waived it shall be waived for all stockholders; and First Federal Bancshares' interpretation of the terms and conditions of the offer, including these instructions, shall be final and binding."

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ITEM 12. EXHIBITS.

    The following exhibits are submitted herewith:

       (a)(1)(i)      Offer to Purchase dated April 16, 2004.*
       (a)(1)(ii)     Letter of Transmittal.*
       (a)(1)(iii)    Notice of Guaranteed Delivery.*
       (a)(1)(iv) Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.*
       (a)(1)(v) Instruction form for shares held by 401(k) plan participants.*
       (a)(2)         None.
       (a)(3)         None.
       (a)(4)         None.
       (a)(5)(i) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
       (a)(5)(ii) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
       (a)(5)(iii) Form of letter to stockholders dated April 16, 2004 from the President and Chief Executive Officer of First Federal Bancshares.*
       (a)(5)(iv)     Form of Question-and-Answer Brochure.*
       (a)(5)(v)      Form of Guidelines for Substitute Form W-9.*
       (a)(5)(vi)     Press Release.*
       (a)(5)(vii)    Form of memo to employees of First Federal Bancshares.*
       (b)            None.
       (d)            None.
       (g)            None.
       (h)            None.

         *Previously filed.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2004

                                         FIRST FEDERAL BANCSHARES, INC.


                                         /s/ James J. Stebor
                                         --------------------------------------
                                         James J. Stebor
                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER